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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM F-X

                   APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
                                 AND UNDERTAKING


A.   Name of issuer or person filing ("Filer"): GERDAU AMERISTEEL CORPORATION

B.   (1) This is [check one]:

     [x] an original filing for the Filer

     [ ] an amended filing for the Filer

     (2) Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T rule 101(b)(9) [ ]

C.   Identify the filing in conjunction with which this form is being filed:


          Name of registrant:            GERDAU AMERISTEEL CORPORATION
          Form type:                     REGISTRATION STATEMENT ON FORM F-10
          File Number (if known):        333-110951
          Filed by:                      GERDAU AMERISTEEL CORPORATION
          Date Filed (if filed           DECEMBER 5, 2003 (FILED CONCURRENTLY
          concurrently, so indicate):    WITH FILING OF FORM F-10)

D. Filer is incorporated or organized under the laws of the province of Ontario and has its principal place of business at HOPKINS STREET SOUTH, WHITBY, ONTARIO, CANADA, L1N 5T1, TELEPHONE: (905) 668-3535.

E. Filer designates and appoints TOM J. LANDA, CHIEF FINANCIAL OFFICER, C/O GERDAU AMERISTEEL US INC. ("Agent") located at 5100 WEST LEMON STREET, TAMPA, FLORIDA, UNITED STATES, 33609, TELEPHONE: (813) 286-8383 as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:


          (a) any investigation or administrative proceeding conducted by the Commission; and

          (b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be




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     made in connection with the securities registered by the Filer on Form F-10 on November o , 2003 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the Exchange Act.


     Each Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G. The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10, the securities to which the Form F-10 relates and the transactions in such securities.




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     The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Tampa, Country of United States, this 5th day of December, 2003.



Filer:                               GERDAU AMERISTEEL CORPORATION




                                     By: /s/ Phillip E. Casey
                                         ------------------------------------
                                         Name:  Phillip E. Casey
                                         Title: President and Chief
                                                Executive Officer




This statement has been signed by the following person in the capacity indicated on December 5, 2003:





                                     GERDAU AMERISTEEL US INC., AS AGENT
                                     FOR SERVICE OF PROCESS OF GERDAU AMERISTEEL
                                     CORPORATION


                                     By: /s/ Tom J. Landa
                                         -------------------------------------
                                         Name:  Tom J. Landa
                                         Title: Chief Financial Officer